SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of July, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated July 22, 2021 announcing (A) results of offer to exchange the 9⅜% Senior Notes due 2022 for a combination of new 9⅜% Senior Secures Notes due 2025 and equity fee and consent solicitation relating to the 9⅜% Senior Notes due 2022 and (B) receipt of offers to subscribe for additional 9.0% Senior Secured Notes due 2025

Ferroglobe announces results of offer to exchange the 9⅜%  Senior Notes due 2022 for a combination of new 9⅜%  Senior Secures Notes due 2025 and equity fee and consent solicitation relating to the 9⅜% Senior Notes due 2022 and (B) receipt of offers to subscribe for additional 9.0% Senior Secured Notes due 2025

Exchange Offer and Consent Solicitation

LONDON, July 22, 2021 Ferroglobe PLC (the “Parent”), Ferroglobe Finance Company, PLC (the “UK Issuer”) and Globe Specialty Metals, Inc. (“Globe” and, together with the UK Issuer, the “Issuers”) today announces the results of its previously-announced offer to qualifying noteholders to exchange (the “Exchange Offer”) any and all of the 9⅜% Senior Notes due 2022 issued by the Parent and Globe (the “Old Notes”) for a total consideration per $1,000 principal amount of Old Notes comprising (i) $1,000 aggregate principal amount of new 9⅜% senior secured notes due 2025 to be issued by the Issuers (the “New Notes”) plus (ii) a cash fee, which the Parent will, at the direction of the qualifying noteholders (which direction shall be deemed to be given by such qualifying noteholders participating in the Exchange Offer and Consent Solicitation), apply as cash consideration for a subscription of new ordinary shares of the Parent, as set forth in the announcement made by the Parent on June 23, 2021, or in any other manner that the Ad Hoc Group (as defined below) may agree with the Parent.

According to information provided by GLAS Specialist Services Limited, the information agent for the Exchange Offer, as of 11:59 p.m., New York City time, on July 21, 2021, the Parent had received tenders from holders of $345,057,000 in aggregate principal amount of the Old Notes, representing approximately 98.588% of the total outstanding principal amount of the Old Notes.

Pursuant to the terms set forth in Offering and Consent Solicitation Memorandum dated June 23, 2021 (the “Offering and Consent Solicitation Memorandum”), eligible holders who validly tendered their Old Notes can no longer withdraw tendered Old Notes and revoke delivered Consents.

Accordingly, the Parent has received consents (the "Consents") sufficient to approve certain proposed amendments (the "Proposed Amendments") to the indenture governing the Old Notes (the "Old Notes Indenture") on the terms and conditions set forth in the Offering and Consent Solicitation Memorandum. The Proposed Amendments provide for the elimination of substantially all of the restrictive covenants, all of the reporting covenants and certain of the events of default in the Old Notes Indenture. The Proposed Amendments to the Old Notes will become effective upon execution of a supplemental indenture to the Old Notes Indenture (the “Supplemental Indenture”) which will be entered into promptly after the satisfaction or waiver of the Exchange Offer Conditions (as defined below). Any Old Notes not validly tendered pursuant to the Exchange Offer prior to the Expiration Date will remain outstanding and the holders will remain subject to the terms of the Old Notes Indenture as amended by the Supplemental Indenture.

The consummation of the Exchange Offer remains subject to satisfaction or waiver of certain conditions (the “Exchange Offer Conditions”). The Exchange Offer Conditions include (i) the receipt of at least $40 million in gross proceeds from the issuance and sale of new ordinary shares of the Parent to investors (the “Equity Placement”), approximately $5 million of which has already been received, and (ii) the receipt of at least $20 million in gross proceeds from the Super Senior Notes Offer or from the backstop arrangement thereof (together, the “Transaction Effective Date Condition”). The Transaction Effective Date Condition may not be waived.

The complete terms and conditions of the Exchange Offer and the Consent Solicitation are described in the Offering and Consent Solicitation Memorandum, copies of which may be obtained by qualifying noteholders by contacting GLAS Trust Company LLC, the information agent for the Exchange Offer, at: GLAS Specialist Services Limited , 45 Ludgate Hill, London EC4M 7JU, United Kingdom, email: Ferroglobe@glas.agency.

Super Senior Notes Offer

The Parent has received offers from qualifying noteholders or their nominated participants to purchase $22,017,916 in principal amount of additional senior secured notes due 2025 (the “Super Senior Notes”). The purchase price in respect of the Super Senior Notes must be deposited with the Escrow Agent by no later than July 22, 2021 (the “Super Senior Notes Escrow Funding Deadline”) To the extent the purchase price in respect of at least $20 million in principal amount of Super Senior Notes is not received by the Escrow Agent by no later than the Super Senior Notes Escrow Funding Deadline, the Ad Hoc Group has agreed to backstop the shortfall amount, subject to certain conditions.

The complete terms and conditions of the Exchange Offer, the Consent Solicitation and the Super Senior Notes Offer are described in the Offering and Consent Solicitation Memorandum, copies of which may be obtained by qualifying noteholders by contacting GLAS Trust Company LLC, the information agent for the Exchange Offer, at: GLAS Specialist Services Limited, 45 Ludgate Hill, London EC4M 7JU, United Kingdom, email: Ferroglobe @glas.agency

The New Notes and the New Notes guarantees and the Super Senior Notes and the Super Senior Notes guarantees have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any other jurisdiction. The New Notes and the Super Senior Notes may not be offered or sold within the United States except to an institutional “Accredited Investor” within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) of Regulation D under the Securities Act or a “qualified institutional buyer” as defined in Rule 144A under the Securities Act in reliance on one or more exemptions from the registration requirement under the Securities Act or in offshore transactions in reliance on Regulation S under the Securities Act.

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Issuers’ future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Issuers and assumptions that management believe to be reasonable but are inherently uncertain. As a result, Issuers’ actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

All information in this press release is as of the date of its release. Issuers do not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

No offer

This press release is not an offer to sell or a solicitation of an offer to buy or exchange or acquire securities in the United States or in any other jurisdiction. The securities referenced in this press release may not be offered, sold, exchanged or delivered in the United States absent registration or an applicable exemption from the registration requirement under the Securities Act. This press release is not directed at, or intended for distribution, publication, availability to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction, where such distribution, publication, availability or use would be contrary to law or regulation, or which would require any registration or licensing within such jurisdiction.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)